UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from      to

Commission file number 1-9753

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Axiall Corporation 401(k) Retirement Savings Plan

(referred to herein as the “Plan”)

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Axiall Corporation

Suite 1200

1000 Abernathy Rd, NE

Atlanta, Georgia 30328

(770) 395-4500

Axiall Corporation 401(k) Retirement Savings Plan

Financial Statements as of December 31, 2015 and 2014 and for the Year Ended December 31, 2015, Supplemental Schedule as of December 31, 2015, and Reports of Independent Registered Public Accounting Firms

Axiall Corporation

401(k) Retirement Savings Plan

TABLE OF CONTENTS

REPORTS OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRMS

WARREN AVERETT, LLP	3
BABUSH, NEIMAN, KORNMAN & JOHNSON, LLP	4

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2015 AND 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015:

Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2015:

Form 5500, Schedule H, Part IV, Line 4i—Schedule of Assets (Held at End of Year)	16

NOTE: All other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable.

INDEX TO EXHIBITS:	18

23.1 —	Consent of Independent Registered Public Accounting Firm - Warren Averett, LLP
23.2 —	Consent of Independent Registered Public Accounting Firm - Babush, Neiman, Kornman & Johnson, LLP

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Axiall Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Axiall Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2015, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2015 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year). In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule of assets (held at end of year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ WARREN AVERETT, LLP
Warren Averett, LLP Atlanta, Georgia

June 10, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants in and Plan Administrator of

Axiall Corporation 401(k) Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Axiall Corporation 401(k) Retirement Savings Plan as of December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule of assets (held at end of year) is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule of assets (held at end of year) reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule of assets (held at end of year). In forming our opinion on the supplemental schedule of assets (held at end of year), we evaluated whether the supplemental schedule of assets (held at end of year), including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule of assets (held at end of year) is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ BABUSH, NEIMAN, KORNMAN & JOHNSON, LLP
Babush, Neiman, Kornman & Johnson, LLP

Atlanta, Georgia

June 10, 2016

Axiall Corporation

401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

As of December 31, 2015 and 2014

	December 31,
	2015	2014
ASSETS
Cash	$56,070	$10,255
Investments at fair value:
Participant-directed	268,428,750	276,486,225
Nonparticipant-directed	13,037,518	16,848,288

Total investments	281,466,268	293,334,513
Receivables:
Company contributions receivable, net	11,243,495	7,489,496
Employee contributions receivable, net	501,734	-
Notes receivable from participants	7,139,147	7,473,239

Total receivables	18,884,376	14,962,735

Net assets available for benefits	$300,406,714	$308,307,503

See accompanying notes to financial statements.

Axiall Corporation

401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2015

December 31, 2015
ADDITIONS TO NET ASSETS:
Interest and dividends	$10,546,975
Contributions:
Participants	17,612,557
Company	19,297,709
Rollovers	1,673,020

Total contributions	38,583,286
Net transfers-in from affiliate plans	887,971
Interest on participant loans	314,327

Total additions	50,332,559
DEDUCTIONS FROM NET ASSETS:
Distributions, withdrawals and other for participants	(43,894,859)
Net depreciation in the fair value of investments	(14,120,594)
Transaction fees	(217,895)

Total deductions	(58,233,348)

NET DECREASE IN NET ASSETS	(7,900,789)
NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	308,307,503

End of year	$300,406,714

See accompanying notes to financial statements.

Axiall Corporation

401(k) Retirement Savings Plan

Notes to the Financial Statements

As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

1.  PLAN DESCRIPTION

The following description of the Axiall Corporation 401(k) Retirement Savings Plan (the “Plan”) provides only general information pertaining to the Plan. Participants should refer to the official Plan document for complete information.

Effective as of January 1, 2014, the sponsorship of the Plan (which has been sponsored by Axiall Corporation) was assumed by Axiall Holdco, Inc. References to the “Company” or “we” are to Axiall Corporation or Axiall Holdco, Inc. as the context may require.

General — The Plan was established effective as of January 1, 1985 in connection with the acquisition of Georgia-Pacific Chemicals, Inc. by the Company from Georgia-Pacific Corporation. The Plan is a defined contribution plan of which Bank of America, N.A. (the “Trustee”) serves as the trustee. The Plan covers substantially all U.S. employees of the Company, except for leased employees, certain temporary employees, employees hired pursuant to a cooperative program with an educational institution, student interns and nonresident aliens. Effective as of October 1, 2012, collective bargaining employees may only participate in the Plan if, and to the extent that, the applicable collective bargaining agreement provides for their participation. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Eligible employees may participate on the first day of the first payroll period that is administratively feasible after the employee’s hire date.

Participants may elect to invest a portion of their accounts in the Company’s common stock fund. That investment may occur either through the profit sharing component of the Plan or through the employee stock ownership plan (“ESOP”) component of the Plan. The ESOP component of the Plan is designed to qualify as a stock bonus plan for federal income tax purposes.

Employee and Employer Matching Contributions — Participants may elect to contribute, in 1 percent increments, up to 100 percent of their eligible compensation, as defined by the Plan and subject to the Internal Revenue Code of 1986, as amended (“IRC”) limitations. Contributions may be on a pre-tax basis and on a Roth 401(k) after-tax contribution basis. Participants may elect to change their contribution percentage once each payroll period.

Eligible employees who will attain at least age 50 before the end of the taxable year, may make catch-up contributions in accordance with the Economic Growth and Tax Relief Reconciliation Act of 2001. The investments of all new contributions are participant-directed. Participants may change their investment elections at any time.

The Company provides “safe harbor matching” contributions of 100 percent of the employee’s contributions up to the first 3 percent of eligible compensation and 50 percent of the next 2 percent of the employee’s contributions of eligible compensation. Matching contributions are fully vested and nonforfeitable and shall be subject to the withdrawal restrictions.

Employer Discretionary Contributions — The Company reinstated the employer discretionary contributions effective October 1, 2012. Employees assigned to the building products division and employees covered by collective bargaining agreements are not eligible to participate in the Employer

Discretionary Contributions, unless the applicable collective bargaining agreement provides for participation in this feature of the Plan. All other Participants in the Plan are eligible to participate. Effective January 1, 2015, the employer discretionary contribution increased to a range of 3 percent to 7 percent. Effective January 1, 2013, Aberdeen, Mississippi employees covered by a collective bargaining agreement were eligible to participate in the Employer Discretionary Contribution. This contribution is made on an annual basis for all eligible participants who are employed on the last day of the plan year and who worked at least 1,000 hours during the plan year, regardless of whether they elect to contribute a portion of their compensation into the Plan. This contribution is also made for employees who terminated during the year due to death, disability or retirement. The investment of all contributions is participant-directed. Participants may change their investment elections at any time.

If a participant is credited with an hour of service prior to January 1, 2013, all amounts allocated to the participant’s discretionary contribution account shall at all times be and remain 100 percent vested and nonforfeitable. If a participant is first credited with an hour of service on or after January 1, 2013, amounts allocated to the participant’s discretionary contribution account are vested on the earliest of: (i) the date the participant attains the age of 60 years while still employed; (ii) the date the participant dies while still employed by the Company; (iii) the date the participant becomes disabled while still employed, subject to the exceptions stipulated by the Plan; (iv) the date the participant has been credited with three years of vesting service; or (v) the Plan is terminated.

Prior Plan Account — Participants in the Plan who were previously employees of Georgia-Pacific Chemicals, Inc. may have participated in a predecessor plan, which consisted of employer and employee funds. Employer fund balances consisted of annual contributions plus earnings. Employee fund balances consisted of employee after-tax contributions plus earnings. Upon establishment of the Plan in 1985, these prior plan account balances were transferred to the Plan. The employer fund balances represent nonparticipant-directed accounts. The participant may direct the investment of his or her balance among the investment funds available under the Plan.

When a participant leaves the Company, he or she may elect to receive his or her entire employer fund prior plan account balance as a lump-sum distribution or, if eligible, to transfer the amount to the Company’s Retirement Plan in order to increase the annuity benefit under the Retirement Plan.

Employee fund balances attributable to the Georgia Pacific plan are classified as an after-tax savings account and are subject to Plan distribution rules.

Investment Funds — Assets held in the Plan as of December 31, 2015 and 2014 are invested by the Trustee in any of the following investment fund options, offered by the Plan, as directed by participants and/or Plan management:

a.	American Funds Europacific Growth Fund — Class A

b.	Axiall Employer Stock Fund

c.	Boulder Growth and Income Fund

d.	Conestoga Small Capital Growth Fund

e.	Dodge & Cox Stock Fund

f.	Goldman Sachs Small Capital Growth — Institutional Shares

g.	Harbor Capital Appreciation Fund — Class I

h.	Invesco Stable Value Trust

i.	T. Rowe Price Retirement Balance Investment Fund

j.	T. Rowe Price Retirement 2005, 2010, 2015, 2020, 2025, 2030, 2035, 2040, 2045, 2050 and 2055 Funds — Retail Class

k.	Vanguard Institutional Index Fund — Institutional Shares

l.	Vanguard Wellington Fund — Admiral Shares

m.	Wells Fargo Advantage Core Bond Fund

n.	William Blair Small Capital Value Fund — Class I

Benefits/Distributions — Generally, upon termination of service due to death, disability, retirement or separation from service, a participant or designated beneficiary may elect to receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. The participant may also elect to roll over his or her account into an Individual Retirement Account (“IRA”) or another company’s retirement plan, or leave it in the Plan as long as the value of the account exceeds $1,000 (or $5,000, effective as of December 31, 2015). If the participant’s balance is $1,000 or less (or $5,000 or less, effective as of December 31, 2015), the Company has the authority to distribute the balance to the participant in a single lump-sum payment. A participant may make withdrawals from his or her elective contribution account balance after reaching age 59 1⁄2 and must begin receiving distributions at age 70 1⁄2 if the participant has terminated employment by that time.

The Plan also allows participants to withdraw funds from the Plan in the event of financial hardship, as defined by the Internal Revenue Service (“IRS”) regulations. Such permissible hardship conditions include purchasing a primary residence, paying post-high-school tuition costs for the participant or dependents, burial or funeral expenses for a participant’s parents, spouse, children or dependents, paying certain medical expenses, preventing eviction from, or foreclosure of the mortgage on a participant’s primary residence, or paying expenses for the repair of casualty-type damages to the participant’s principal residence.

Participant Loans — Participants may borrow a minimum of $1,000 and up to a maximum amount equal to the lesser of $50,000 (minus the highest outstanding balance of loans from the Plan to the participant during the one-year period ending on the day before the date when the loan was made) or 50 percent of his/her vested account balance. Loans are secured by the participant’s account balance and bear interest at a fixed rate over the life of the loan. Interest rates are based on the prime interest rate plus 1 percent at the time the loan is approved, and ranged from 4.25 percent to 9.50 percent as of both December 31, 2015 and December 31, 2014. Repayments of the loans are made in substantially equal payroll deductions amortized over the life of the loan. Participants may have up to two loans outstanding at any time. The loans must be repaid within five years, unless used to purchase a primary residence, in which case the term may be longer.

Participant Accounts — Individual accounts are maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of Company contributions and investment income and charged with withdrawals and an allocation of investment losses and investment manager expenses. Allocations of investment income or loss and investment manager expenses are based on participant account balances, as provided in the Plan document. The benefits to which participants are entitled are the benefits that can be provided from the participant’s vested account balance.

Administrative Expenses — Administrative expenses, including Trustee fees, are borne by the Company after application of any available revenue sharing. Transaction fees for investment trades are borne by the Plan.

Forfeitures — Allocations of forfeitures are used to reduce future employer matching contributions to the Plan.

Plan Termination — Although, it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event the Plan is terminated, participants become 100 percent vested in all Company contributions regardless of length of service. In addition, any unallocated plan funds will be allocated to the appropriate accounts of Plan participants and beneficiaries.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”) and are presented on the accrual basis of accounting.

Use of Estimates and Risks and Uncertainties — The preparation of the financial statements in conformity with GAAP requires the Plan administrator to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates. The Plan utilizes various investment instruments including a stable value fund, common stock, and mutual funds. Investment securities, in general, are exposed to various risks, including credit, interest, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the financial statements.

Notes Receivable from Participants — Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the participant’s loan is deemed to be a distribution under applicable IRS guidelines, a benefit payment is recorded and reported for tax purposes.

Valuation of Investments — Investments in mutual funds and common stock are stated at fair value based on quoted market prices. Investments in the stable value fund are stated at fair value as determined by the issuer of the stable value fund based on the fair value of the underlying investments.

Investment Transactions	—	Purchases and sales of investments are recorded on their trade dates.

Income Recognition	—	Dividends are recorded on the ex-dividend date. Interest income is recorded on the accrual basis.

Payment of Benefits	—	Benefits are recorded when paid.

3.  NEW ACCOUNTING PRONOUNCEMENTS

In May 2015, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU” or “Update”) 2015-07— Fair Value Measurement (Topic 820): Disclosure for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent), which exempts investments measured using net asset value (“NAV”) practical expedient in Topic 820 Fair Value Measurement, from categorization within the fair value hierarchy. This guidance requires retrospective application and is effective for public entities for fiscal years, and interim periods within those years, beginning after December 15, 2015. Management has elected to early adopt the provisions of this Update, and accordingly, has applied the amendment retrospectively, resulting in revision to Note 7. The impact of adopting this amendment is reflected in the financial statements.

In July 2015, the FASB issued ASU 2015-12 — Plan Accounting: Defined Benefit Pension Plans (Topic 960); Defined Contribution Plans (Topic 962); and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts; Part (II) Plan Investment Disclosures; and Part (III) Measurement Date Practical Expedient. The purpose of this Update was to simplify Plan accounting, presentation and disclosures. The provisions are as follows:

i.	The amendments in Part I of this Update designate contract value as the only required measure for direct investments in fully benefit-responsive investment contracts. Fully benefit-responsive investment contracts will be presented at contract value; accordingly there will no longer be an adjustment from fair value to contract value on the face of the financial statements.

ii.	The amendments in Part II of this Update will eliminate the requirements for plans to disclose (i) individual investments that represent 5 percent or more of net assets available for benefits and (ii) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period will still be required to be presented in the aggregate. In addition, if an investment is measured using the NAV per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

iii.	The amendments in Part III of this Update reduce the complexity in employee benefit plan accounting by providing a practical expedient that permits plans to measure investments and investment-related accounts as of a month-end date that is closest to the plan’s fiscal year-end, when the fiscal period does not coincide with month-end.

The Update may be adopted in whole or by Part (I, II, and III), as applicable. The amendments in this Update are effective for fiscal years beginning after December 15, 2015. Upon adoption, the amendments in Parts I and II shall be applied retrospectively to all periods presented; the amendments in Part III shall be applied prospectively. The Plan adopted amendments in Parts I and II of this Update for the 2015 plan year, and the amendments in Part II were retrospectively applied as of December 31, 2014. The amendments in Part III of this Update are not applicable to the Plan.

4.  FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by letter dated May 27, 2015, that the Plan and related trust meet the requirements for “qualified plan” status and that the trust meets the requirements for tax-exempt status in accordance with IRC Sections 401(a) and 501(a).

GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2015, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.  NONPARTICIPANT-DIRECTED ACCOUNTS

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments as of December 31, 2015 and 2014 and for the year ended December 31, 2015 are as follows:

	2015	2014
Investments at fair value:
Common collective funds	$1,719,090	$3,050,146
Mutual funds, at fair value	11,318,428	13,798,142

Total investments, at fair value	$13,037,518	$16,848,288
Changes in net assets:
Net appreciation in fair value of investments	330,265
Distributions to participants or beneficiaries	(4,141,035)

Net Change	$(3,810,770)

6.  EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2015 and 2014, the Plan held 296,106 and 213,622 shares, respectively, of investments in the Company’s Employer Stock Fund. At December 31, 2015 and 2014, the cost basis of this investment was $13,243,621 and $12,465,424, respectively. Axiall Corporation declared dividends of $0.64 per common share for the year ended December 31, 2015.

7.  FAIR VALUE OF FINANCIAL INSTRUMENTS

ASC Topic 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs to valuation techniques used to measure fair value. These levels, in order of highest to lowest priority are described below:

Level 1 —	Quoted prices (unadjusted) in active markets for identical assets or liabilities at the measurement date.

Level 2 —	Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3 —	Prices that are unobservable for the asset or liability and are developed based on the best information available under the circumstances, which might include the Company’s own data.

The Plan classifies its investments based on the lowest level of input that is significant to the fair value measurement. The following tables set forth, by level within the fair value hierarchy, a summary of the Plan’s investments measured at fair value as of December 31, 2015 and 2014:

	Fair Value Measurements As of December 31, 2015 Using:
Asset Classes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$4,560,032	$-	$-	$4,560,032
Mutual Funds	209,799,230	-	-	209,799,230
Money Market Fund	174,424	-	-	174,424

Total	$214,533,686	$-	$-	$214,533,686
Investments measured at NAV(1)(2)				66,932,582

Investments at fair value				$281,466,268

	Fair Value Measurements As of December 31, 2014 Using:
Asset Classes	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Common Stock	$9,072,537	$-	$-	$9,072,537
Mutual Funds	211,210,969	-	-	211,210,969
Money Market Fund	64,086	-	-	64,086

Total	$220,347,592	$-	$-	$220,347,592
Investments measured at NAV(1)(2)				72,986,921

Investments at fair value				$293,334,513

(1)	In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

(2)	In accordance with the adoption of ASU 2015-12 as disclosed in Note 3, if an investment is measured using the NAV per share (or its equivalent) as the practical expedient in ASC 820 and that investment is in a fund that files a Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy will no longer be required.

8.  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014.

	2015	2014
Net assets available for benefits per the financial statements	$300,406,714	$308,307,503
Current year adjustment from contract value to fair value for fully benefit-responsive stable value fund	-	1,305,015

Net assets available for benefits per the Form 5500	$300,406,714	$309,612,518

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to total net gain per the Form 5500 for the year ended December 31, 2015.

2015
Net decrease in net assets available for benefits per the financial statements	$(7,900,789)
Prior year adjustment from contract value to fair value for fully benefit-responsive stable value fund	(1,305,015)

Net loss and net transfer per the Form 5500	$(9,205,804)

9.  SUBSEQUENT EVENTS

The Company has evaluated the financial statements for subsequent events through the date of the filing of this Form 11-K, which is the date the financial statements were issued.

SUPPLEMENTAL SCHEDULE

(See Report of Independent Registered Public Accounting Firm)

AXIALL CORPORATION

401(k) RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i—

PLAN SPONSOR EIN: 46-4153802, PLAN NUMBER—002

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2015

(a)	(b)	(c)	(d)		(e)
	Identity of Issue, Borrower Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Cost		Current Value
		Collective Trust:
	Invesco National Trust Company	Collective trust—Invesco Stable Value Fund (participant-directed), 65,213,492 units		**	$65,213,492
		Collective trust—Invesco Stable Value Fund (nonparticipant-directed), 1,719,090 units	$1,719,090		1,719,090
		Mutual Funds:
	William Blair Funds	William Blair Small Capital Value Fund (participant-directed), 695,211 shares		**	11,874,205
		William Blair Small Capital Value Fund (nonparticipant-directed), 40,240 shares	60,383		687,293
	American Funds	American Funds Europacific Growth Fund (participant-directed), 418,128 shares		**	18,949,550
		American Funds Europacific Growth Fund (nonparticipant-directed), 61,134 shares	1,589,806		2,770,570
	Dodge & Cox Funds	Dodge & Cox Stock Fund (participant-directed), 195,259 shares		**	31,782,239
		Dodge & Cox Stock Fund (nonparticipant-directed), 21,602 shares	1,387,351		3,516,092
	The Vanguard Group	Vanguard Institutional Index Fund — Institutional Shares, 144,268 shares		**	26,923,359
		Vanguard Wellington Fund — Admiral Shares, 377,425 shares		**	23,981,583
	Harbor Funds	Harbor Capital Appreciation Fund-Institutional Class (participant-directed), 408,796 shares		**	24,858,867
		Harbor Capital Appreciation Fund-Institutional Class (nonparticipant-directed), 59,781 shares	1,174,723		3,635,287
	T. Rowe Price Retirement Funds	T. Rowe Price Retirement Balance Investment Fund, 167,899 shares		**	2,390,880
		T. Rowe Price Retirement 2005, 29,353 shares		**	364,857
		T. Rowe Price Retirement 2010, 23,543 shares		**	397,409
		T. Rowe Price Retirement 2015, 135,639 shares		**	1,855,543
		T. Rowe Price Retirement 2020, 280,206 shares		**	5,517,255
		T. Rowe Price Retirement 2025, 336,178 shares		**	5,025,864
		T. Rowe Price Retirement 2030, 271,936 shares		**	5,930,924
		T. Rowe Price Retirement 2035, 330,825 shares		**	5,223,722
		T. Rowe Price Retirement 2040, 160,161 shares		**	3,616,426
		T. Rowe Price Retirement 2045, 183,163 shares		**	2,776,755
		T. Rowe Price Retirement 2050, 78,765 shares		**	1,003,463
		T. Rowe Price Retirement 2055, 116,776 shares		**	1,484,220
	Wells Fargo Fund	Wells Fargo Advantage Core Bond Fund 1,032,536 shares		**	13,040,927
	Goldman Sachs	Goldman Sachs Small Capital Growth Institutional 357,607 shares		**	11,482,754
	Goldman Sachs	Goldman Sachs Small Capital Growth Institutional (nonparticipant-directed) 22,086 shares	424,177		709,186
*	Participant Loans	Participant loans (with interest rates ranging from 4.25% to 9.50% and maturities through 03/29/41)	-		7,139,147
		Money Market:
	Boulder Growth	Boulder Growth and Income Fund			174,424
*	Axiall Corporation	Common stock:
		Axiall Corporation Employer Stock Fund, 296,106 shares			4,560,032

		Total			$288,605,415

*	Represents a party-in-interest.

** Cost information is excluded, as investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Axiall Corporation 401(k) Retirement Savings Plan

(Name of Plan)

Employee Benefits Administrative Committee of Axiall Holdco Inc.

(Plan Administrator)

Date: June 10, 2016	/s/ RACHEL ROBINSON
By: Rachel Robinson, Committee Chair

INDEX TO EXHIBITS

Exhibits identified below are filed herein as exhibits hereto.

Exhibit Number
23.1	Consent of Independent Registered Public Accounting Firm – Warren Averett, LLP

23.2	Consent of Independent Registered Public Accounting Firm – Babush, Neiman, Kornman & Johnson, LLP